Exhibit 99.1

Ostin Technology Group Plans to Launch New M4 and GT8-PRO Smartwatches Via Short-Video Platforms

Nanjing, China, August 10, 2023 (GLOBE NEWSWIRE) -- Ostin Technology Group Co., Ltd. (the “Company”) (Nasdaq: OST), a supplier of display modules and polarizers in China, today announced the Company plans to launch its new smartwatch products, M4 and GT8-PRO, through one of the most popular Chinese short-video platforms. These smartwatch products are expected to be officially available for purchase on Douyin (TikTok) platform in the third quarter this year. The Company is also expected to market and sell its smartwatch products through other popular short-video platforms, including Kuaishou (Kwai) and WeChat Channel.

The Company aims to boost its sales through live streaming, fans communities and advertising on social media platforms. The Company expects the two smartwatch products to have strong sales performance via these new media platforms in the first year after the launch.

Both M4 and GT8-Pro smartwatches provide advanced health and fitness tracking functions, including exercise reminders and sleep tracking tools to help users monitor and improve their overall health and well-being. Other key features include built-in GPS, voice assistants, and integration with mobile applications such as Alipay. The built-in GPS function allows users to record their outdoor workouts and to check real-time pace and distance statistics. The smartwatches also offer on-screen guided breathing sessions to help users reduce stress, and the sleep tracking function with advanced sensors to record sleep patterns and to provide guidance on improving sleep quality.

Mr. Tao Ling, Chairman and CEO of the Company commented: “We are excited to launch our new smartwatch products, which we believe represent the next evolution in wearable technology. With its advanced features, sleek design, and intuitive user experience, we are confident that this product will be well-received by our customers and they will help us grow our market share in the coming years.”

“Short video live streaming platforms such as Douyin (TikTok), WeChat Channel and Kuaishou (Kwai) are strong tools to help promote and sell products in China. According to a report by the National Information Center, the market size for live streaming e-commerce in 2020 reached RMB433 billion (US$60 billion), with a year-on-year growth of 71.8%. Douyin, Kuaishou and WeChat are the main platforms in this market, with daily active users of 420 million, 250 million and 500 million respectively, according to data by QuestMobile. We will use these platforms to target specific audiences with tailored content, attract viewers with interactive features, and build trust and influence for our Ostin brand through live streaming, in order to boost sales and profits.”

“We are confident that our sales strategy will help increase our brand awareness, engage our customers, and drive sales. We remain committed to research and development of more consumer electronics products to ensure that we continue to offer our customers the best user product experience and advanced wearable technology. We look forward to seeing the positive impact our future product line will have on our business and the industry as a whole.”

About Ostin Technology Group Co., Ltd.

Founded in 2010, the Company is a supplier of display modules and polarizers in China. The Company designs, develops, and manufactures TFT-LCD display modules in a wide range of sizes and customized sizes which are mainly used in consumer electronics, outdoor LCD displays, and automotive displays. The Company also manufactures polarizers used in the TFT-LCD display modules. The Company also provides research and development services to branded original design manufacturers.

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Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions, and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s forecast on market trends; the Company’s future business development; the demand for and market acceptance for new smartwatch products; expectation to receive customer orders for new smartwatch products; the anticipated timing for the marketing and sales of new smartwatch products; changes in technology; the Company’s ability to attract and retain skilled professionals; client concentration; and general economic conditions affecting the Company’s industry and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Ostin Technology Group Co., Ltd.

ir@austinelec.com

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